April 1, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

U.S.A.

Re: Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission on April 1, 2016.

Respectfully submitted,

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

By:	/s/ Heri Sunaryadi
Name:	Heri Sunaryadi
Title:	Director of Finance/Chief Financial Officer